SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC  20549

                           FORM 12B-25

Commission File Number: 0-25986

                     NOTIFICATION OF LATE FILING

Check One):  [   ]Form 10-K   [   ]Form 11-K   [   ]Form 20-F
[X]Form 10-Q   [   ]Form N-SAR
For Period Ended:  June 30, 1996

[  ] Transition Report on Form 10-K      [  ] Transition Report on
Form 10-Q
[  ] Transition Report on Form 20-F      [  ] Transition Report on
Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended: n.a.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I.  Registrant Information

Full name of registrant:
Willamette Valley, Inc. Microbreweries across America

Former name if applicable:  n.a.

Address of principal executive office:
66 S.E. Morrison Street
Portland, OR  97214


Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

The registrant respectfully requests that it be granted a five calendar day extension for the filing of its quarterly report on Form 10-QSB for the second quarter of 1996, which report is due on August 14, 1996. The registrant is not able to file the report when due because its Chief Accounting Officer and expert in SEC periodic reporting terminated her consulting relationship with the registrant on July 31, 1996 after giving 2 weeks notice. Although the registrant is in the process of searching for and interviewing candidates to serve as its Chief Financial Officer, a suitable candidate has not yet been found. The unexpected loss of the registrant's Chief Accounting Officer and its inability to find a suitable replacement on short notice have caused some delays in the registrant's ability to generate the Form 10-QSB for June
30, 1996, and will result in unreasonable effort and expense to meet the August 14, 1996, deadline. On July 26, 1996, the registrant retained a financial consultant to serve as interim CFO on a contract basis. Nevertheless, the interim CFO has not been "on the job" for a sufficient period to make a substantive determination that the subject quarterly report is accurate and complete in all material respects. The registrant believes that the subject report will be filed on or before August 19, 1996.

Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification

Name: Scott Stone              Telephone number: (503) 232-9771

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [  ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                        Six Months Ended June 30,
                                           1996          1995
                                        -----------   -----------
Net revenues                            $3,418,107   $  2,662,368
Cost of sales                            2,471,377      1,537,608
                                        -----------   -----------
Gross profit                               946,730      1,124,760
Selling, general and administrative      1,349,455        677,344
                                        -----------   -----------
Income (loss) from operations             (402,725)       447,416

Net income (loss)                         (218,684)       267,788
                                        ===========   ===========

Net sales increased 28.4% from June 30, 1995 to June 30, 1996, cost of sales increased 60.7% for the same period, reflecting the costs involved in its effort to expand the Company's product nationally. Selling, general and administrative expenses have also increased 99.2% compared to the six months ended June 30, 1995, due primarily to the addition of five salaried sales personnel to oversee the Company's growth in new and existing markets, as well as pre-operating costs incurred during the construction of its new brewery in Saratoga Springs, New York.



Name of registrant as specified in charter:
Willamette Valley, Inc. Microbreweries across America

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 1996       By: Jim Bernau, President









	JWS\3086slk.for